EXHIBIT 99.6

THE PKKP ABORIGINAL CORPORATION RNTBC

ICN 7838

28 November 2022

Agreement reached on Legacy Foundation

The PKKP Aboriginal Corporation RNTBC has reached an historic agreement with Rio Tinto on a legacy foundation in the wake of the destruction at Juukan Gorge.

Corporation Chairperson Burchell Hayes said that despite the continuing pain and loss suffered, there had been a conscious decision to work with Rio Tinto on creating something enduringly positive that could come out of the tragedy.

The Juukan Gorge Legacy Foundation has been designed to deliver benefits to ongoing generations of Puutu Kunti Kurrama people, the Traditional Owners of the land that covers Juukan Gorge.

Mr Hayes said the project would focus on key outcomes including innovative social and economic programs such as education and training opportunities; financial independence through businesses development; building capability and capacity; preservation and an increased voice over PKK heritage, culture and land; and advocacy to help challenge the barriers faced by Traditional Owners.

“The great sense of sorrow and loss will always be with us but through these initiatives Rio Tinto can further demonstrate a true and meaningful commitment to the PKK people and rebuild a relationship based on valuing our culture, country and our people.”

Mr Hayes said the PKKP had chosen not to provide any financial details of the range of initiatives and urged people not to use the term compensation when referring to the project.

“Nothing can compensate for or replace the loss suffered at Juukan Gorge, so this is an outcome orientated legacy to ensure something positive will come from it for years to come,” Mr Hayes said.

The PKKP Aboriginal Corporation is also well advanced on a co-management of mining agreement with Rio Tinto.

**Note to media: The Corporation will not be providing any further comment and only the PKKP can and should speak on behalf of their land.*

Media Contact:

Casey Cahill +61 413 992 195

Simon Bailey +61 400 248 880

Administering the traditional lands and waters of the Puutu Kunti Kurrama and Pinikura people